Exhibit 99.14

March 30, 2011

CONSENT OF NEIL BURNS

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2010 (the ‘Annual Report’), I, Neil Burns, P.Geo, Director Geology, Silver Wheaton Corp., hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration statement on Form S-8 (File No. 333-128128), of the following:

1.	Resource estimates of the Yauliyacu Mine; and
2.	Technical report dated March 29, 2011, entitled “2010 Resources and Reserve Update, Yauliyacu Mine, Peru”.

Yours truly,

/s/ Neil Burns
Neil Burns, P.Geo
Director Geology,
Silver Wheaton Corp.